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                             April 25, 2022

       John Turner
       Chief Financial Officer
       Atlas Energy Solutions Inc.
       5918 W. Courtyard Drive, Suite 500
       Austin, TX 78730

                                                        Re: Atlas Energy
Solutions Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 14,
2022
                                                            CIK No. 0001910950

       Dear Mr. Turner:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Assets and Operations, page 9

   1. Please include with your resources and reserves disclosure, a reasonable and justifiable price for each
commodity as required by Item 1303 (B)(3), the footnotes to Tables 1 & 2 to Paragraph (B).
       Net Cash Provided by Financing Activities, page 91

   2. You disclose that net cash provided by financing activities was $4.3 million for the year ended December 31,
2021, which appears to be a typographical error. Please revise your disclosure.
 John Turner
FirstName   LastNameJohn
Atlas Energy  Solutions Inc.Turner
Comapany
April       NameAtlas Energy Solutions Inc.
       25, 2022
April 225, 2022 Page 2
Page
FirstName LastName
Liquidity and Capital Resources
Tax Receivable Agreement , page 92

3. Your Up-C structure will allow the legacy owners to benefit from certain net cash tax savings you may realize pursuant to the Tax Receivable Agreement (
TRA   ). Revise
         your liquidity disclosure to quantify the range of payments the holders of the TRA will receive under the agreement.
Summary of Reserves, page 114

4. Please include with your resources and reserves disclosure, a reasonable and justifiable price for each commodity as required by Item 1304 (D)(1), the footnotes to Tables 1 & 2 to Paragraph (D)(1).
General

5. We note your response to prior comment 2. We continue to consider your response and may have further comments.
Exhibit 99.1

Property Overview, Page 3-4, page E-1

6. Disclose a description of the property, mineral rights, lease agreements, encumbrances, and royalties as required by Item 601(b)(96)(iii)(B)(3) of Regulation S-K.
Geology, Page 4-1, page E-2

7. Please provide a stratigraphic column and one x-section of the local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
Quality Summary, Page 5-10, page E-3

8. Please provide the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures as required by Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.
Data Verification, Page 5-11, page E-4

9.       Please provide the qualified person   s opinion regarding the adequacy
of the data for the
         purposes of the technical report summary as required the by Item 601(b)(96)(iii)(B)(9)(iii)
         of Regulation S-K.
Frac Sand Reserve Estimates, Page 6-10, page E-5

10. We note you did not state a commodity sales price for your resource and reserve estimates. Please state the price used to determine your resources/reserves and disclose, with particularity, the reasons this price was selected and any assumptions underlying this
 John Turner
Atlas Energy Solutions Inc.
April 25, 2022
Page 3
      selection. See Item 601(B)(96)(iii)(b)(12)(iii) of Regulation S-K. Mine Plan, Page 7-3, page E-6

11. Please enlarge your drawings for figures 7.1, 7.2, 7.3, & 8.1 to make them legible.
Market Analysis, Page 10-1, page E-7

12. Please provide the relevant market studies and forecast price projections as required by
      Item 601(b)(96)(iii)(B)(16) of Regulation S-K. You may wish to review your historic frac
      sand prices and the Federal Reserve   s producer price index for
hydraulic fracturing sand
      and all other industrial sand, as appropriate.
Economic Analysis, Page 12-2, page E-8

13. We note you presented your financial metrics demonstrating economic viability using a pre-tax cash flow. Please revise your technical report to include the after tax cash flows with appropriate line items, such as taxes and recalculate your financial metrics using the
      after tax cash flows to demonstrate your individual project   s or
property   s economic
      viability. See Item 601(b)(96)(iii)(B)(19) of Regulation S-K.
Permitting and Compliance, Page 13-1, page E-9

14. Please discuss with more detail, your environmental studies, permits, agreements and closure plans as required by Item 601(b)(96)(iii)(B)(17) of Regulation
S-K.
        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                            Sincerely,
FirstName LastNameJohn Turner
                                                            Division of
Corporation Finance
Comapany NameAtlas Energy Solutions Inc.
                                                            Office of Energy &
Transportation
April 25, 2022 Page 3
cc:       Thomas Zentner
FirstName LastName